UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 309th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: January 04, 2017, at 5 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was not necessary, considering the presence of all members of the Board of Directors which subscribe to these minutes under the terms of article 19, 4th paragraph of the Company’s Bylaws.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. RESOLUTIONS:

The members of the Board of Directors were informed of Mr. Amos Genish’s decision to step down from his position of member of the Board of Directors and President of the Strategy Committee. The members of the Board of Directors present herein, registered their gratitude to Mr. Amos Genish for his inestimable contribution to the Board of Directors and to the Company and wished him great success in his new challenges.

It was approved the election of Mr. José Maria Del Rey Osorio, Spanish, married, economist and business manager, Passport No PAD723809, resident and domiciled in Madrid, Spain, with office at Gran Vía, 28, Madrid, Spain, 28013, for the position of member of the Board of Directors of the Company, in replacement of Mr. Amos Genish, complementing the mandate which is underway. The mandate of the Board member now elected begins on this date and will end on the date of the General Shareholders’ Meeting to be held in the year 2019.

Minutes of the 309th MBD of 01.04.17 Page 1/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 309th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

The elected Board member declared that he is not incurred in legal impediments to the exercise of his position and was able to sign the clearance certificate referred to in art. 147, 4th paragraph of Law No. 6.404/1976 (“Corporate Law”) and CVM Instruction No. 367/2002. The referred Board member shall be vested in his position upon signing the terms of office and clearance, which will be filed at the Company's headquarters.

The member of the Board of Directors now elected is resident and domiciled in a foreign country and has constituted an assignee in Brazil according to the terms of the 2nd paragraph of Article 146 of the Corporate Law.

Additionally, it was approved the election of Mr. José Maria Del Rey Osorio, above qualified, as member of the Strategy Committee, with a mandate which will end simultaneously with his mandate of member of the Board of Directors of the Company. Furthermore, it was approved the indication of Mr. Ángel Vilá Boix, Spanish, divorced, industrial engineer, Passport No PAA299774, resident and domiciled in Madrid, Spain, with office at Ronda de la Comunicación, s/nº, Edifício Central, 1st floor,  Madrid, Spain, 28050, as President of the referred Committee, in replacement of Mr. Amos Genish. Consequently, the Strategy Committee will have the following composition: Mr. Ángel Vilá Boix, above qualified, as President of the Committee; and Mr. Luiz Fernando Furlan, Brazilian, married, engineer, bearer of the RG No 2.985.393-X, enrolled with the CPF/MF under No. 019.489.978-00, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Cidade Monções, São Paulo – SP, Zip Code 04571-936; and Mr. José María Del Rey Osorio, above qualified, as members of the Committee.

Continuation of Minutes of the 309th MBD of 01.04.17 Page 2/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 309th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; Luis Francisco Javier Bastida Ibarguen; Narcís Serra Serra; Ramiro Sánchez de Lérin Garcia-Ovies; Sonia Julia Sulzbeck Villalobos; Ángel Vilá Boix;  Luiz Fernando Furlan and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 309th meeting of the Board of Directors of Telefônica Brasil S.A., held on January 04, 2017, which was drawn-up in the proper book.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Continuation of Minutes of the 309th MBD of 01.04.17 Page 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 4, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director